POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

February 11, 2008

Jorge Bonilla
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:       Apex Resources Group, Inc.
File No.: 002-91973
Form 10-KSB/A No. 1 for the year ended June 30, 2007
Form 10-QSB for the quarter ended September 30, 2007

Dear Mr. Bonilla:

This letter is written in response to a staff comment letter dated January 25, 2008, from your office addressed to Apex Resources Group, Inc.  The Company will not complete its responses within ten business days of receipt of your letter and requests additional time to respond.  The Company anticipates that it will file its response to your comment letter by February 22, 2008.

If you have any questions, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

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